VIA EDGAR AND FACSIMILE

Mr. Larry Spirgel

     July 24, 2008
Assistant Director
Division of Corporation Finance
United States
 Securities and Exchange Commission
450
Fifth Street N.W.
Washington
,
D.C.

20549
USA

Re:
    BT Group plc
    Form 20-F for the Fiscal Year Ended March 31, 2008
    Filed May 28, 2008
    Form 6-K as of May 28, 2008

File Number:
1-08819

We would like to acknowledge receipt of the Securities and Exchange Commission's (the "SEC" or "Staff") comments dated
July 23,

2008 regarding the above referenced filing
.

We will respond to your comments by August 6, 2008, 10 business days from the date of receipt.

Yours sincerely,

/s/
John Wroe
Director
Group Financ
ial Control & Treasury

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END